UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                        Commission File Number: 1-14842

                                   e-SIM LTD.
                 (Translation of registrant's name into English)


             19 HARTUM STREET, HAR HOTZVIM, JERUSALEM 91450, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.



The following are included in this report on Form 6-K:

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                                                   Sequential
Exhibit            Description                     Page Number
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
1.      Press release dated November 2, 2004            3
2.      Press Release dated November 9, 2004            5


















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


MEDIA CONTACT:                                     INVESTOR CONTACT:
Yardena Cogan                                      Yaron Eldad
e-SIM Ltd.                                         e-SIM Ltd.
+1 888-742-9364                                    +972-2-587-0770
ycogan@e-sim.co.il                                 yaron@e-sim.co.il



                    e-SIM SIGNS AGREEMENT WITH THE NEC GROUP
                         TO ROLL-OUT ITS MMI TECHNOLOGY

Jerusalem, Israel November 2, 2004 - e-SIM Ltd. - e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of Man Machine Interface (MMI) solutions for mobile handsets and other electronic products announced that it has signed an agreement with NEC Corporation, and Nippon Systemware Co., Ltd., Japan to deploy e-SIM's RapidPLUS(TM) MMI software and technology to the NEC group.

The agreement covers the adoption, distribution, and penetration of e-SIM's RapidPLUS(TM) technology into the NEC group with expected significant sales of e-SIM's MMI technology including RapidPlus(TM) development seats to new users within the NEC group. In accordance with the agreement, business enterprise units and subsidiaries of the NEC group will benefit from the adoption of e-SIM's technology.

In response to the many challenges now confronting the development of embedded software such as the expansion of the scale, sophistication, quality and delivery control, and the need to focus on cost savings, NEC selected e-SIM's RapidPLUS(TM) as one of the high-level tools for developing embedded software for its MMI products. With the current and anticipated future increase in NEC's embedded MMI software product development, the adoption of RapidPLUS(TM) within the NEC Group will transform and improve the development process, shorten the time to market of its products, and significantly increase the efficiency in software development.

"We are delighted to be able to formalize and enhance an already on-going and fruitful working relationship with NEC. This Agreement is indicative of a widespread acceptance of e-SIM's technology and validates our value-added proposition: improved time-to-market, cost reduction at all points of the product development lifecycle, and improved products," said Marc Belzberg, Chairman and CEO of e-SIM. "We are proud to extend our relationship with NEC and are confident that e-SIM's technology will deliver a cost-effective and easy-to-implement solution for NEC's product engineers and designers."

Mr. Kazuyuki Iijima, General Manager, Product Development Innovation Division of NEC corporation comments, "We believe that the adoption of e-SIM's technologies at the NEC group will help NEC improve time to market, save cost, and provide superior products."

As part of the agreement, NEC will set up special training courses to accelerate the dissemination of e-SIM's technologies, and provide guidance and support for users within the NEC group for advancing the adoption and integration of e-SIM's RapidPLUS(TM)-based MMI software and technologies.

ABOUT e-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers including Texas Instruments, FreeScale (formerly Motorola SPS), NEC, Kyocera, BenQ, Sasken, and others use e-SIM's MMI solutions. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

ABOUT NEC CORPORATION
NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is one of the world's leading providers of Internet, broadband network, and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world's top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking, and electron devices by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide and had net sales of 4,906 billion yen (approx. $47 billion) in the fiscal year ended March 2004. For additional information, please visit the NEC home page at: http://www.nec.com.


CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

MEDIA CONTACT:                                    INVESTOR CONTACT:
Yardena Cogan                                     Yaron Eldad
e-SIM Ltd.                                        e-SIM Ltd.
+1 888-742-9364                                   +972-2-587-0770
ycogan@e-sim.co.il                                yaron@e-sim.co.il


                      PANTECH LICENSES e-SIM'S MMI SOLUTION
                       TO DEVELOP NEW MOBILE PHONE MODELS

          PRE-INTEGRATED ON TOP OF TEXAS INSTRUMENTS' CALYPSO PLATFORM

Jerusalem, Israel, November 9, 2004 -- e-SIM LTD. (OTCBB: ESIM.OB), a leading provider of MMI solutions for wireless devices, announced today that they have signed a licensing agreement with Pantech Co., Ltd., the 3rd largest cellular handset manufacturer in South Korea. Pantech will license e-SIM's Man Machine Interface (MMI) solution to create the MMIs for their upcoming GPRS mobile handsets. This agreement covers the development of several handset models by Pantech and its affiliate, Curitel Communications, Inc. The handsets will use Texas Instruments' Calypso chipset, to which e-SIM's MMI has been pre-integrated. This pre-integration will facilitate a shorter time to market and a lower risk for Pantech.

e-SIM's market-proven, end-to-end MMI solution includes a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, and a broad range of professional services. e-SIM's business model is based on licensing its MMI reference design, licensing its RapidPLUS(TM) development tools, and collecting runtime royalties for each handset incorporating its technology.

Both Pantech and Curitel are known for manufacturing advanced, high-end phones, which typically include high pixel cameras, WAP, and polyphonic ring tones, as well as other popular, high demand applications. Throughout 2004 Pantech has distinguished itself as one of the leading handset manufacturers worldwide. As part of its commitment to continuous product development, Pantech is incorporating e-SIM's superior MMI solution software enhancements, which will dramatically improve the performance of their mobile phones. This year, Pantech plans to launch more than 35 different multi-featured, high-end handset models to both domestic and overseas markets.

Marc Belzberg, Chairman and CEO of e-SIM Ltd., said: "We are delighted that Pantech, one of South Korea's leading manufacturers will be using our solution for their phones. This agreement brings with it another boost to our current and future revenue stream, including royalties resulting from production of millions of phones. This transaction also contributes to e-SIM's growing reputation as a key provider of MMI solutions for mobile handsets."

Lee, Sung-Kyu, President & CEO of Pantech Co. said "As a major manufacturer of mobile phones serving users who demand the latest in mobile applications and technology, we seek to expedite our development process, enabling us to bring our phones to market with greater speed. e-SIM's Mobile MMI Solution streamlines the complex and lengthy phase of MMI development. In this sense, e-SIM's MMI Solution contributes to reduction in time for product development and its subsequent launching."

ABOUT e-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's MMI solutions including, Texas Instruments, FreeScale (formerly Motorola SPS), NEC, Kyocera, BenQ, Sasken, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

ABOUT PANTECH CO., LTD.
From a pager producer, 1991, to a handset maker today, Pantech Co. has become a leading edge in mobile technology. Listed on the Korean Stock Exchange, 1997, Pantech advanced into producing both CDMA and GSM handsets. In 2001, Mr. Byeong Yeop Park, the founder and chairman of Pantech, acquired Curitel Communications Inc., which was a spin-off company from Hynix Semiconductor Inc. Now Pantech is moving towards becoming a global mobile phone producer with brand marketing and high-end mobile phones. Pantech is headquartered in Seoul, Korea with regional sales offices distributed globally. For more information, visit (www.pantech.com)

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                e-SIM LTD.


Date: December 1, 2004                          By /S/ YARON ELDAD
                                                ------------------
                                                Yaron Eldad
                                                Chief Financial Officer
                                                and Chief Operating Officer




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